SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Agribrands International, Inc.

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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    00849R105
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                         Third Point Management Company
                           277 Park Avenue, 27th Floor
                            New York, New York 10172
                                 (212) 350-5170
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                September 6, 2000
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                          (Date of Event which Requires
                            Filing of this Schedule)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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                                  SCHEDULE 13D

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CUSIP No.      00849R105                                   Page 2 of 13 Pages
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                       (b)  [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            N/A

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                0

                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES                      505,400
 BENEFICIALLY
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING                    0
  PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                505,400

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            505,400

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

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



                                  SCHEDULE 13D

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CUSIP No.      00849R105                                   Page 3 of 13 Pages
--------------------------------------------               ---------------------


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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.         I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                       (b)  [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            N/A

----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                0

                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES                      505,400
 BENEFICIALLY
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING                    0
  PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                505,400

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            505,400

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            OO

----------- --------------------------------------------------------------------

         This Schedule 13D is being filed on behalf of Third Point Management

Company L.L.C., a Delaware limited liability company (the "Management Company"),

and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management

Company, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share, of Agribrands International, Inc., a Missouri corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The

Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds").

The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such

Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.



Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock of the

Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securi-

ties Exchange Act of 1934, as amended (the "Exchange Act"). The address of the


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principal executive offices of the Company is 9811 South Forty Drive, St.

Louis, Missouri 63124.



Item 2.      Identity and Background.

         (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the managing member of the Management Company and controls the Management

Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

         (b) The address of the principal business and principal office of the

Management Company and Mr. Loeb is 277 Park Avenue, 27th Floor, New York, New

York 10172.

         (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the managing member of the Management Company.

         (d) None of the Reporting Persons, nor, to the best of their knowledge,

any of their directors, executive officers, general partners or members has,

during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, nor, to the best of their knowledge,

any of their directors, executive officers,


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



general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Loeb is a United States citizen.



Item 3.      Source and Amount of Funds or Other Consideration.

             The Funds expended an aggregate of approximately $18,583,588 of their own investment capital to purchase the 505,400 shares of Common Stock held by them (the "Shares"). The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp.

(the "Primary Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


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



Item 4.      Purpose of Transaction.

             The purpose of the acquisition of the Shares by the Funds is for investment. The Reporting Persons may cause the Funds to make further purchases of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

             As further detailed in a letter, dated September 8, 2000, from Mr.

Loeb as managing member of the Management Company, to the Chief Executive

Officer of the Company (the "CEO"), a copy of which is attached hereto as

Exhibit 2, the Reporting Persons are opposed to the Company's proposed merger with Ralcorp Holdings, Inc., a Missouri corporation (the "Proposed Merger"). For the reasons set forth therein, the Reporting Persons are urging the CEO to seek a sale of the Company or consider certain other alternatives set forth in

Exhibit 2. The Reporting Persons have engaged in informal communications with other stockholders of the Company with respect to these matters.

             The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market


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



observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the

Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item

4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies,

adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.

             Except as set forth above and in Exhibit 2, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the

Reporting Persons may, at any time, review or reconsider its position with respect to the Company and


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



formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.



Item 5.      Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the Management Company beneficially owns 505,400 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the

Funds. As of July 6, 2000, the Shares represented 5.2% of the total 9,813,101 shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended May 31, 2000. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

         (b) The Management Company and Mr. Loeb share voting and dispositive power over the 505,400 shares of Common Stock held directly by the Funds.

         (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the

Common Stock during the period from July 1, 2000 to the date of this Statement.

         All of the transactions set forth on Schedule A were effected in open market purchases on the New York Stock Exchange through the Primary Broker.


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



         Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

         (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,

the Shares.

         (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the

Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

         By virtue of the relationships among the Reporting Persons and the

Funds, as described in Item 2, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of


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



Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting

Person is a beneficial owner of any such shares.

         Except as set forth herein, there are no contracts, arrangements,

understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.



Item 7.  Material to be Filed as Exhibits.

     1.  Joint Filing Agreement, dated as of September 8, 2000, by and among the

Reporting Persons.

     2.  Letter from the Management Company to Mr. William P. Stiritz, Chief

Executive Officer of the Company, dated September 8, 2000.


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



                                   Schedule A

                   (Transactions by the Funds in Common Stock)



              Shares               Shares             Price
Date          Purchased            Sold               Per Share
----          ---------            ----               ---------

7/26/00         5,000                                  $37.25

8/8/00         85,000                                  $40.9986

9/6/00         14,100                                  $40.1312

9/7/00          1,300                                  $40.9375

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 8, 2000                     THIRD POINT MANAGEMENT
                                               COMPANY L.L.C.


                                               By: /s/ Daniel S. Loeb
                                                   -----------------------------
                                               Name:  Daniel S. Loeb
                                               Title: Managing Member


Dated: September 8, 2000                     /s/ Daniel S. Loeb
                                             -----------------------------------
                                               Daniel S. Loeb

                                  Exhibit Index
                                  -------------

     1. Joint Filing Agreement, dated as of September 8, 2000, by and between the Reporting Entities.

     2. Letter from the Management Company to Mr. William P. Stiritz, Chief Executive Officer of the Company, dated September 8, 2000.